                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934\
                               (AMENDMENT NO. 1)


                            Nobel Insurance Limited
-------------------------------------------------------------------------------
                                (Name of Issuer)

                        Capital Shares, $1.00 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  654885-10-2
                  -------------------------------------------
                                 (CUSIP Number)


                                  Robert Lamse
                         545 E. John Carpenter Freeway
                                   Suite 1400
                              Irving, Texas 75062
                                  972 444-9700
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 April 2, 1997
          ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.  654885-10-2                                      PAGE 2 OF 4 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Khimji Family Partnership II, Ltd.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

      Not Applicable.

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  447,647

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  447,647

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      447,647

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.9991

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN

--------------------------------------------------------------------------------













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ITEM 1.  SECURITY AND ISSUER

                  Except as expressly amended below, the Schedule 13D, dated March 19, 1997, as heretofore filed on behalf of Khimji Family Partnership II, Ltd., a Texas limited partnership (the "Reporting Person"), with respect to the Capital Shares, $1.00 par value (the "Capital Shares"), of Nobel Insurance Limited, a Bermuda corporation (the "Issuer"), remains in full force and effect.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3. is hereby amended in its entirety to read as follows:

                  The source of funds used by the Reporting Person for the purchase of the Capital Shares was working capital of the Reporting Person. The aggregate amount paid for the Capital Shares acquired by the Reporting Person was approximately $5,797,292, which amount does not include any brokerage commissions paid.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a) is hereby amended in its entirety to read as follows:

         (a) The Reporting Person beneficially owns 447,647 shares of the Capital Shares, which represents approximately 9.9991% of the outstanding Capital Shares, assuming that 4,476,856 of the Capital Shares were outstanding at the date of this filing.

         (c) Since the most recent filing on Schedule 13D by the Reporting Person with respect to the Issuer, the following transactions were effected by the Reporting Person in the Capital Shares:

<Caption
                              No. of Capital
Date of Transaction          Shares Purchased      Price per Share Paid
   03/20/97                      2,000                $  12.9375
   03/24/97                      9,000                $  13.1940
   03/26/97                      5,000                $  13.1250
   03/27/97                     11,000                $  13.1250
   03/31/97                      2,000                $  13.2500
   04/02/97                     28,000                $  13.5625
   04/03/97                     90,275                $  14.0000
   04/03/97                      2,700                $  13.6250


All of the foregoing transactions were open market purchases by the Reporting Person.






                                                                    Page 3 of 4
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of April 11, 1997                  KHIMJI FAMILY PARTNERSHIP, LTD.

                                            By GROSVENOR, L.C.,
                                            Its General Partner



                                            By: /s/ Robert Lamse
                                                --------------------------
                                                    Its Vice President